UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on refineries

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Rio de Janeiro, September 21, 2020 – Petróleo Brasileiro S.A. – Petrobras, in relation to the news published in the media, referring to the divestment of the Presidente Getúlio Vargas Refinery (Repar), clarifies that the binding stage of the competitive process counts with the participation of Ultrapar Participações S.A., the consortium led by Raízen S.A. and China Petroleum & Chemical Corporation (Sinopec).

The company informs that it has received two proposals with close values and will make a new round of receiving binding proposals, with support in the Petrobras’ Divestment Methodology.

On July 9, 2020, the company informed about the approval of the deliberative bodies of Petrobras for the beginning of the negotiation phase of the Landulpho Alves Refinery (RLAM) and will disclose the next steps of the process under the terms of the Divestment Methodology.

Petrobras clarifies that the Divestment Methodology foresees only the disclosure to the market of the following stages of the process: teaser, start of the non-binding phase, start of the binding phase, execution of exclusivity agreement (when applicable), signing and closing.

Finally, Petrobras reinforces its commitment to the broad transparency of its divestment projects and portfolio management and informs that subsequent steps will be disclosed to the market in accordance with the Company's Divestment Methodology.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer